[LETTERHEAD OF SULLIVAN & CROMWELL LLP]
March 23, 2007
Mr. Andrew Mew,
   Senior Staff Accountant,
      Division of Corporation Finance,
         Securities and Exchange Commission,
            100 F Street, N.E.,
               Washington, D.C. 20549

Re:	Telenor ASA
Dear Mr. Mew,
          I refer to your letter dated March 22, 2007 to Mr. Trond Ø. Westlie of Telenor ASA and your telephone correspondence with Mr. Banani today regarding the due date for responding to your letter. The Company has requested an extension of the due date in order to have sufficient time for compilation and review internally and by the Company’s advisers of the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments by April 19, 2007.
          The Company appreciates your cooperation in extending the deadline for their response.
Very truly yours,
/s/ Kathryn A. Campbell
Kathryn A. Campbell

cc:	Mr. Trond Ø. Westlie (Telenor ASA) Larry Spirgel Robert S. Littlepage, Jr. (Division of Corporation Finance)